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            Filing under Rule 425 under the Securities Act of 1933
            ------------------------------------------------------

                Filer: Burlington Northern Santa Fe Corporation
                Companies that are the subject of the filing:
                  Canadian National Railway Company
                  North American Railways, Inc.
                Registration Statement No. 333-94397

                       BNSF and CN Proposed Combination

                                  Xxxx, 2000

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                        North American Railways, Inc.


[CN LOGO APPEARS HERE]                                  [BNSF LOGO APPEARS HERE]

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[CN LOGO APPEARS HERE]                                 [BNSF LOGO APPEARS HERE]


              CANADIAN NATIONAL AND BURLINGTON NORTHERN SANTA FE
                  CREATE THE LEADING NORTH AMERICAN RAILROAD

             Shippers to Benefit From Extended Single-Line Service

MONTREAL and FORT WORTH, Texas, December 20, 1999 - Canadian National Railway Company (TSE:CNR; NYSE:CNI) ("CN") and Burlington Northern Santa Fe Corporation (NYSE:BNI) ("BNSF") today announced that their boards of directors have approved a definitive agreement to combine their businesses. The end-to-end combination creates North America's largest railroad and will offer shippers substantially enhanced single-line service. Combined, the companies currently operate about 50,000 route-miles of track, employ about 67,000 people and have combined revenues of approximately US$12.5 billion (Cdn$18.5 billion).

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                         North American Railways, Inc.
       Complementary Networks with Superior Reach and Strong Franchise

                      [MAP OF UNITED STATES APPEARS HERE]


                                                       [MAP LEGEND APPEARS HERE]


[CN LOGO APPEARS HERE]                                  [BNSF LOGO APPEARS HERE]

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                            Reasons for Combination

 .  Complementary strengths - BNSF/CN networks align well

 .  Offers customers North America's most extensive single-line network

 .  Creates new single-line north/south transportation routes

 .  Seamless service best way to address interchange issues

 .  Offers high quality, efficient service with low integration risk

 .  Creates long-term value for customers and shareholders

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                                   Why Now?

 .  North American economies integrating and trans-border trade growing

 .  Shippers demanding integrated North American transportation services

 .  Trucking industry already fully integrated

 .  Bringing together two highly successful railroads

 . Unites the most efficient Canadian railroad with the most efficient railroad in the United States

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                        How Will Our Customers Benefit?

 .  More efficient, single-line routes

 .  Access to new markets

 .  Improved transit times and reliability

 .  Greater capacity in congested areas

 .  Seamless network minimizes interchanges

 .  Improved asset utilization

 .  Links production and consumption regions

 .  Simplified billing and rates

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                       More Efficient Single Line Routes
                            Expanded Network Reach


                      [MAP OF UNITES STATES APPEARS HERE]


                              Enhances access to
                              North American Ports


Enhances access
to Mexico                                       [MAP LEGEND APPEARS HERE]

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                             Access to New Markets
                             New Corridors Created

                      [MAP OF UNITED STATES APPEARS HERE]


   Western Canada and
Western U.S. (15 Corridor)

                      Western Canada and
                  Southwest U.S. and Mexico

                                    Central Canada to South
                                        Texas and Mexico

                                                    Eastern Canada and
                                                       Western U.S.

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                               Customer Benefits
                                Forest Products

 . New routes to move particle board and plywood between Southeastern and southwestern U.S. and California

 . Expanded U.S. West Coast market for southern yellow pine and Canadian dimensional lumber

 . BNSF shippers have improved single-line access to southern U.S. particle board production and eastern Canadian newsprint and printing paper production

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                               Customer Benefits
                        Chemicals, Petroleum and Sulfur

 . New competitive alternative for chemical plants and access to additional markets

 .  Increased single-line options for Gulf Coast producers

 .  Connects Gulf Coast, Alberta and Sarnia, Ontario production regions

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                               Customer Benefits
                              Metals and Minerals

 .  Single-line access to major metal producing areas in U.S. Midwest and eastern
   Canada

 .  Enhanced reload network

                                                                         Page 12
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                               Customer Benefits
                                  Fertilizers

 . U.S. Midwest and western farmers have single line access to all Saskatchewan potash mines

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                               Customer Benefits
                                     Grain

 .  Improved access to export outlets in New Orleans

 .  Improved market access into U.S. for malting barley and canola

 . Illinois and Indiana corn and feed products producers access new processing facilities and ports, e.g., Missouri and Arkansas

 . Midwest corn, soybean and grain products producers on CN's former IC routes have improved access to U.S. West Coast

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                               Customer Benefits
                                     Coal

 . Cleaner-burning, low-sulfur PRB coal into additional utilities and transfer facilities in the U.S.

 .  PRB coal to plants in Saskatchewan, Manitoba and Ontario

 .  Blend PRB coal with Canadian coal for export

 .  Expanded opportunities for Illinois producers

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                               Customer Benefits
                                  Automotive

 .  Connects key automotive manufacturer's plants in Michigan, Ohio and Southern
   Ontario and southwestern Quebec to the U.S. southwest, West Coast and Mexico

 . Links Mexican and Canadian/Michigan parts and finished vehicle assembly plants

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                               Customer Benefits
                                  Intermodal

 .  Links to CN terminals with BNSF on-line system hub centers across North
   America

 .  Single-line service between Buffalo, Detroit, Montreal and Toronto and U.S.
   southwest, West Coast and Mexico

 .  Links Midwest and eastern Canadian markets to West Coast and Gulf ports

 .  Links BNSF shippers to ports in eastern Canada

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          [CN LOGO APPEARS HERE]                        [BNSF LOGO APPEARS HERE]


 .  Route Miles:  16,500                          .  Route Miles:  33,500
 .  Employees:    23,500                          .  Employees:    43,500


                         North American Railways, Inc.
                         -----------------------------

                            .  Route Miles:  50,000
                            .  Employees:    67,000

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                                  Traffic Mix
                           Well-Balanced Portfolio


                CN
1998 Revenue - U.S.$3.5B (Cdn $5.2B)

        [CHART APPEARS HERE]

         Automotive      8%
         Coal           10%                                  BNSF - CN
         Intermodal     16%                           1998 Pro Forma Revenue
         Grain          16%                          U.S.$12.4B (Cdn $18.5B)
         Merchandise    50%
                                                       [CHART APPEARS HERE]

                                                        Intermodal     24%
                                                        Automotive      5%
                 BNSF                                   Merchandise    35%
1998 Revenue - U.S.$8.9B (CDN $13.2B)                   Grain          15%
                                                        Coal           21%
         [CHART APPEARS HERE]

          Automotive      5%
          Grain          14%
          Intermodal     27%
          Merchandise    29%
          Coal           25%

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                        Smooth Low-Risk Implementation
                    A Combination Unlike Past Rail Mergers

 .  Two efficient, service oriented rail carriers

 .  End-to-end combination

 .  No financial burden

 .  Identical information technology systems

 .  Experienced leadership

 .  Successful past merger implementations

 .  Competition enhanced

 .  Structure preserves each company's culture

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                            Experienced Leadership

 .  Implementation Team

        .  Rob Krebs - Chairman

        .  Paul Tellier - President and CEO

        .  Hunter Harrison - COO

        .  Tom Hund - CFO

        .  Matt Rose - BNSF President and CEO

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                             Revenue Efficiencies


                                     .  Increase in general traffic from
                                        wide customer base

        Service                      .  More fluid east/west traffic
      Improvements                      through elimination of
                                        interchanges


                                     .  Truck-competitive service
     Increases in                    .  New north/south corridor
       Traffic                       .  Automotive, chemicals and forest
                                        products

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                              Cost Efficiencies


Locomotive and                             .  Asset efficiencies
   Car Fleet                               .  Best Practices

  Purchasing                               .  Joint procurement
                                           .  Pricing leverage

     G&A                                   .  Information technology and back
                                              shop consolidation

Transportation                             .  Complementary network
                                           .  Best Practices

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                             Roadmap to Completion


    Key Activities                                        Timeframe

Announcement                                    .  December 20, 1999

SEC Proxy Filing                                .  Jan 11, 2000

STB Filing Application                          .  Spring 2000

Shareholder Votes                               .  Spring 2000

STB Approval Process                            .  Prior mergers suggest up to
                                                   sixteen months from date of
                                                   announcement

Closing                                         .  Mid 2001

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                           What Customers Are Saying


"We would have better market coverage with a single carrier group."

        --leading drug store chain


"We like the idea of a direct route from Central Canada and the upper Midwest to the Gulf and West Coasts."

        --major construction and farm equipment manufacturer


"This provides us the ability to expand marketing opportunities."

        --farmers coop

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                           What Customers Are Saying


"More creative north-south trade may be possible"

        --leading food producer


"This is big news and could help in terms of Canadian shipments to mills in the U.S."

        --large forest products company


"This presents a good opportunity for new market expansion."

        --leading intermodal marketing company

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                           What Customers Are Saying


"This gives us more outbound markets from a single source."

        --major retailer


"The proposed combination could have positive impacts on equipment utilization and supply."

        --major mining company

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                         A New Railroad for a New Era


                      [MAP OF UNITED STATES APPEARS HERE]




                                                       [MAP LEGEND APPEARS HERE]



   [CN LOGO APPEARS HERE]                               [BNSF LOGO APPEARS HERE]

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                         North American Railways, Inc.


[CN LOGO APPEARS HERE]                         [BURLINGTON NORTHERN RAILWAY
                                                LOGO APPEARS HERE]

                                                                         Page 29
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Any statements in this presentation concerning future economic performance or business outlook, predictions or expectations of financial or operational results or synergies, and other expressions as to matters which are not historical facts, are "forward-looking statements" within the meaning of the federal securities laws. Forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those projected in those statements. Important factors that could cause such differences include, but are not limited to, general economic downturns, which may limit demand and pricing; changes in fuel prices; labor matters and stoppages, which may affect the costs and feasibility of operations; competition and commodity concentrations, which may affect traffic and pricing levels; severe weather conditions and natural occurrences such as floods and earthquakes; regulatory and political developments, including the process of, or conditions imposed in connection with, obtaining regulatory and Canadian court approvals for the proposed combination with Canadian National Railway Company
(CN); and the ability of the combined companies to realize the synergies expected as a result of the proposed combination. The Company assumes no obligation to update forward-looking information to reflect actual results or changed assumptions or other factors. We refer you to the documents that BNSF files from time to time with the U.S. Securities and Exchange Commission (SEC), such as reports on Form 10-K, Form 10-Q, and Form 8-K, and the registration statement for the securities to be issued in the proposed combination that has been filed by North American Railways, Inc. and CN referred to in the following paragraph (and in particular to "Cautionary Statement Concerning Forward-Looking Statements" and "Risk Factors" in the registration statement), which contain additional important factors that could cause results to differ from current expectations and the forward-looking statements contained in this presentation.

North American Railways, Inc., and CN have filed a registration statement on Form F-4/ S-4 with the SEC in connection with the securities to be issued in the combination. The registration statement has not been declared effective. This filing also includes the preliminary proxy statement for the shareholders meetings to be held for approval of the combination. Investors should read this document, and other documents filed with the SEC by BNSF, CN and North American Railways, Inc., about the combination, because they contain important information. These documents may be obtained for free at the SEC's Web site, www.sec.gov. Other filings made by BNSF on Forms 10-K, 10-Q and 8-K may be
-----------
obtained for free from the BNSF Corporate Secretary's office at (817) 352-6856. Other filings made by CN on Forms 40-F and 6-K may be obtained for free from the CN Corporate Secretary's office at (514) 399-6569. For information concerning participants in BNSF's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by BNSF under SEC Rule 14a-12.